UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Open Lending Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

68373J104 (CUSIP Number)

June 10, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373J104

1.	Names of Reporting Persons Nebula Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 15,375,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,375,000(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,375,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68373J104

1.	Names of Reporting Persons True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,375,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,375,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,375,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%(1)(2)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68373J104

1.	Names of Reporting Persons True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,375,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,375,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,375,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68373J104

1.	Names of Reporting Persons Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,375,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,375,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,375,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104

1.	Names of Reporting Persons James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,375,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,375,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,375,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. Nebula Holdings, LLC is the record holder of the shares reported herein. True Wind Capital, LP is the managing member of Nebula Holdings, LLC. Mr. Greene and Mr. Clammer are the managing members of True Wind Capital GP, LLC, the General Partner of True Wind Capital L.P. As such, they may be deemed to have or share voting and dispositive power of the Common Stock held directly by Nebula Holdings, LLC.
(2)	Based on 91,850,000 shares of Common Stock issued and outstanding as of June 10, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2020.

Item 1(a).	Name of Issuer

Open Lending Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Barton Oaks One

901 S. MoPac Expressway

Bldg. 1, Suite 510

Austin, Texas 78746

Item 2(a).	Names of Persons Filing

Nebula Holdings, LLC, True Wind Capital GP, LLC, True Wind Capital, L.P., Adam H. Clammer and James H. Greene, Jr. (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

Item 2(c).	Citizenship

Nebula Holdings, LLC is a limited liability company formed in Delaware. True Wind Capital GP, LLC is a limited liability company formed in Delaware. True Wind Capital, L.P. is a limited partnership formed in Delaware. Each of Adam H. Clammer and James H. Greene, Jr. is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP Number

68373J104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

	☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

	☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	☐	(d) Investment company registered under Section 8 of the Investment Company Act.

	☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

	☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

	☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

	☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

	☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of June 10, 2020, the Reporting Persons may be deemed to beneficially own 15,375,000 shares of the Issuer’s Common Stock, representing 16.7% of the total Common Stock issued and outstanding. The percentage of Common Stock held by the Reporting Persons is based upon 91,850,000 shares of Common Stock issued and outstanding as of June 10, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2020.

Nebula Holdings, LLC is the record holder of the shares reported herein. True Wind Capital, LP is the managing member of Nebula Holdings, LLC. Mr. Greene and Mr. Clammer are the managing members of True Wind Capital GP, LLC, the General Partner of True Wind Capital, L.P. As such, they may be deemed to have or share voting and dispositive power of the Common Stock held directly by Nebula Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 22, 2020

/s/ Adam Clammer	06/22/2020
Adam Clammer, as managing member of True Wind Capital GP, LLC, the general partner of True Wind Capital, L.P., the managing member of Nebula Holdings, LLC

/s/ Adam Clammer	06/22/2020
Adam Clammer, as managing member of True Wind Capital GP, LLC, the general partner of True Wind Capital, L.P.

/s/ Adam Clammer	06/22/2020
Adam Clammer, as managing member of True Wind Capital GP, LLC

/s/ James Greene, Jr.	06/22/2020
James Greene, Jr.

/s/ Adam Clammer	06/22/2020
Adam Clammer

** Signature of Reporting Person	Date

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of Open Lending Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 22, 2020.

Nebula Holdings, LLC

By:	True Wind Capital, L.P., its managing member

By:	True Wind Capital GP, LLC, the general partner of True Wind Capital, L.P.

By:	/s/ Adam Clammer
Name:	Adam Clammer
Title:	Managing Member

True Wind Capital, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ Adam Clammer
Name:	Adam Clammer
Title:	Managing Member

True Wind Capital GP, LLC

By:	/s/ Adam Clammer
Name:	Adam Clammer
Title:	Managing Member

/s/ James Greene, Jr.
James Greene, Jr.

/s/ Adam Clammer
Adam Clammer